03011345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 51133

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH. D.C. 207

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CLEMENSEN CAPITAL COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207-87 WEST SHEARWATER COURT
(No. and Street)

JERSEY CITY,	NEW JERSEY	07305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIEL CLEMENSEN (201) 333-5605
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIMONTACCHI & COMPANY, LLP
(Name — *if individual, state last, first, middle name*)

170 E. MAIN STREET	ROCKAWAY	NJ	07866
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathy K. Efrem, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLEMENSEN CAPITAL COMPANY, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Kathy K Efrem
Signature

Financial and Operations Principal
Title

Carl Goodman
Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLEMENSEN CAPITAL COMPANY, LLC
REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

SIMONTACCHI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

CLEMENSEN CAPITAL COMPANY, LLC
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

Contents

SIMONTACCHI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

170 E. MAIN STREET
ROCKAWAY, NEW JERSEY 07866

TEL: (973) 664-1140
FAX: (973) 664-1145

Independent Auditors' Report

To The Members
Clemensen Capital Company, LLC
Pt. Liberte, New Jersey

We have audited the accompanying statement of financial condition of Clemensen Capital Company, LLC as of December 31, 2002, and the related statements of operations, changes in members' equity, and cash flows for the year ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Clemensen Capital Company, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clemensen Capital Company, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in hte United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Simontacchi & Company, LLP

February 18, 2003
Rockaway, NJ

CLEMENSEN CAPITAL COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents		$20,464
Prepaid expenses		1,020
Miscellaneous receivables		59
Office equipment net of accumulated depreciation of	$8,193	5,734
Total Assets		$27,277

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses	$ 6,500
Members' Equity:	20,777
Total Liabilities and Members' Equity	$27,277

See accountants' report and notes to financial statement

CLEMENSEN CAPITAL COMPANY, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Expenses:	
Accounting Fees	$ 4,000
Bank Charges	529
State registration fee	125
Insurance	302
NASD and Regulatory fees and compliance costs	4,398
SPIC fee	150
Depreciation	2,785
Total Expenses	12,289
Net Loss	$(12,289)

See accountants' report and notes to financial statement

CLEMENSEN CAPITAL COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$ 22,566
Capital Contributions	10,500
Net loss for the year	(12,289)
Balance, December 31, 2002	$ 20,777

See accountants' report and notes to financial statement

CLEMENSEN CAPITAL COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows Used in operating Activities:	
Net loss	$(12,289)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,785
Change in operating assets and liabilities	
Decrease in prepaid expenses	282
Increase in accrued expenses	3,000
Decrease in receivables	547
Net cash used in operating activities	(5,675)
Cash Flows From Financing Activities:	
Capital contributed	10,500
Cash Provided by Financing Activities	10,500
Net Increase in Cash and Cash Equivalents	4,825
Cash and Cash Equivalents - beginning	15,639
Cash and Cash Equivalents - ending	$ 20,464
Cash Expended for Taxes	$ - 0 -
Cash Expended for Interest Expense	$ - 0 -

See accountants' report and notes to financial statement

CLEMENSEN CAPITAL COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 1 Organization and Nature of Operations

Clemensen Capital Company, LLC (the Company), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company provides financial advisory, investment banking, and securities financing services primarily to various overseas companies.

The Company does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

Note 2 Summary of Significant Accounting Policies

a. **Basis of Accounting**

The accompanying financial statements have been prepared using the accrual method of accounting.

b. **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

c. **Cash and Cash Equivalents**

Cash and cash equivalents are short term and highly liquid instruments with maturity dates of three months or less when purchased.

d. **Office Equipment and Depreciation**

Office equipment is stated at cost less accumulated depreciation. Depreciation is provided using the Straight Line method over their estimated useful lives (5 years).

Note 2 Summary of Significant Accounting Policies (cont'd)

e. **Income Taxes**

The Company is a Limited Liability Company and is treated as a partnership for income tax purposes. Accordingly, the accompanying financial statements do not include a provision for Federal or State income taxes. Taxes, if any, are the responsibility of the members.

Note 3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2002, the Company had net capital of $13,946 which was $8,964 in excess of its required net capital of $5,000.

Note 4 Related Party Transactions

The members provide office space to the Company. Subsequent to May 2000, the space was provided at no charge.

Note 5 Subsequent Event

Regulatory fees include a fine for alleged Net Capital Violation which was settled in January 2003, without the Company admitting or denying the existence of the violation

CLEMENSEN CAPITAL COMPANY, LLC
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17A-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934

CLEMENSEN CAPITAL COMPANY, LLC
SUPPLEMENTAL INFORMATION - SCHEDULE I
DECEMBER 31, 2002

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934:

Total members' equity	$ 20,777
Deductions and/or charges:	
Non-allowable assets	(6,813)
Net Capital	$ 13,964
Aggregate Indebtedness	$ 6,500

Computation of Basic Net Capital Requirement:

Minimum net capital requirement (based on aggregate indebtedness)	$ 436
Minimum dollar requirement	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	5,000
Excess Net Capital	$ 8,964
Ratio: Aggregate Indebtedness to Net Capital	47%

There are no material difference between the computation of net capital computed on Schedule 1 and as reported by the Company in Part II-A of the FOCUS Report as of December 31, 2002.

CLEMENSEN CAPITAL COMPANY, LLC
SUPPLEMENTAL INFORMATION - SCHEDULE II
DECEMBER 31, 2002

Statement of Non-Allowable Assets:

Prepaid expenses	$ 1,020
Miscellaneous receivables	59
Office equipment net of accumulated depreciation	5,734
Total	$ 6,813

SIMONTACCHI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

170 E. MAIN STREET
ROCKAWAY, NEW JERSEY 07866

TEL: (973) 664-1140
FAX: (973) 664-1145

Independent Auditors' Report on Internal Control

To The Members
Clemensen Capital Company, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Clemensen Capital Company, LLC for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Clemensen Capital Company, LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal accounting control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with a reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Clemensen Capital Company, LLC to achieve all divisions of duties and cross-checks generally included in an internal control structure and that alternatively, greater reliance must be placed on surveillance by the Managing Member.

This report is intended solely for the use of management and the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Simontacchi & Company, LLP

February 18, 2003
Rockaway, NJ